UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2015 (Report No.3)

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is ClickSoftware Technologies Ltd.’s (the “Company”) press release announcing the results of its Special General Meeting of Shareholders (the “Meeting”) that was held on June 11, 2015.

Below is the final vote tally from the Meeting:

1.	To approve, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel of the merger of the Company with Merger Sub, a wholly-owned subsidiary of Parent, including approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share held as of immediately prior to the Effective Time; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option (the receipt of such cash is subject, in the case of an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement.

For	Against	Abstain
20,586,779	44,520	106,431

2.	To act upon any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

For	Against	Abstain
13,808,861	850,107	6,078,761

Resolution 1 was duly adopted by the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting, not including abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

There were no items requiring voting in the framework of Item 2 on the agenda.

There are no broker non-votes on any of the items above because the rules governing votes by brokers do not apply to the Company as it qualifies as a foreign private issuer.

The press release attached to this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028,333-173200, 333-180433, and 333-187488) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Joel Jeselsohn
	Name:	Joel Jeselsohn
	Title:	Chief Financial Officer

Date: June 11, 2015